Micron Technology, Inc. 8000 South Federal Way Boise, Idaho 83716-9632	Lexar Media, Inc. 47300 Bayside Parkway Fremont, California 94538

June 8, 2006

Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Attention: Mr. Tim Buchmiller
                  Mr. Perry Hindin

      Registration Statements on Form S-4
      File Nos. 333-134799 and 333-132757

Dear Messrs. Buchmiller and Hindin:

        Reference is made to the following verbal comment received from Mr. Hindin of the Securities and Exchange Commission (the "Commission") on this date with respect to the Registration Statement on Form S-4, File No. 333-134799 (the "Registration Statement") and Registration Statement on Form S-4, File No. 333-132757:

    Given that today, Thursday, June 8, 2006 is the earliest date on which you will mail the proxy materials to Lexar Media stockholders and in light of the fact that Lexar intends to reconvene its special meeting on Friday, June 16, 2006, please submit via EDGAR correspondence an explanation regarding how Lexar Media is able to conclude that it will allow for a sufficient period of time for adequate dissemination to its stockholders of the new material information included in the Form S-4 filed on June 7, 2006, that's the 333-134799 file number, and which will be mailed, as I said before, no earlier than today, June 8th, so as to permit such shareholders to (1) adequately assess the new information and changes to the transaction and (2) change their voting decisions if desired.

        In response to the aforementioned verbal comment, set forth below is an explanation of how Lexar Media, Inc. ("Lexar") is able to conclude that Lexar will provide a sufficient period of time for adequate dissemination to its stockholders of the new material information appearing in the Registration Statement filed on June 8, 2006 so as to permit the Lexar stockholders to (1) adequately assess the new information and changes to the transaction, and (2) change their voting decisions, if desired.

        Lexar Media has determined that it will provide the requisite adequate period of time referred to above in respect of the reconvened special meeting of its stockholders to be held on June 16, 2006 for the following reasons:

        1.     Lexar and Micron Technology, Inc. ("Micron") have already made timely disclosure of the increased exchange ratio prior to the date hereof. On June 2, 2006 prior to the open of market on that date, Lexar and Micron issued a joint press release announcing Micron's willingness to increase the exchange ratio and Lexar's intention to adjourn the special meeting of its stockholders scheduled for June 2, 2006 until June 16, 2006. This joint press release and another press release issued on Monday, June 5, 2006 confirming the price increase received extensive national, financial media coverage. According to internal Micron research, the increase in the exchange ratio received exposure in more than 30 business and trade publications. This included all the premier news wires, such as the Associated Press, Reuters, Bloomberg and Dow Jones. Additionally, the announcements received coverage in the Wall Street Journal, the deal.com and broadcast coverage on CNBC and regional newspaper coverage.

        Moreover, on June 2, 2006, each of Lexar and Micron subsequently filed the aforementioned release on a Current Report on Form 8-K with the Commission to ensure that the new material information regarding the parties' intentions was available to Lexar stockholders. Further, the parties made timely filings on Current Reports on Form 8-K on June 5, 2006 following the execution of the Second Amendment to the Agreement and Plan of Merger, dated as of June 4, 2006 (the "Second Amendment"), together with the dissemination of a joint press release, prior to the open of market on June 5, 2006, announcing the signing of the Second Amendment.

        2.     The new material information is straightforward, not requiring complicated analysis to appreciate its significance. The new material information appearing in the Registration Statement is based solely on the increase of the exchange ratio in the transaction. The increase in the merger consideration takes the form of an increase in the number of shares to which a Lexar stockholder would be entitled as a result of the acquisition of Lexar by Micron; the exchange ratio remains fixed and accordingly, requires little further analytical evaluation by Lexar stockholders beyond that which each Lexar stockholder devoted to consideration of the transaction prior to the increase in the exchange ratio. In an effort to provide Lexar stockholders with adequate information due to that change, the disclosure also includes descriptions of the implications of the increase in the exchange ratio as it relates to the treatment of options held by employee and non-employee holders. There are no other material changes to the transaction which would be required to be disclosed to Lexar stockholders prior to the reconvened special meeting in order for them to make an informed investment decision.

        3.     The mailing process will be done on an expedited process. The parties, in coordination with Lexar's proxy solicitor, have arranged for the speedy delivery of the prospectus/proxy statement materials to ADP for mailing to Lexar's registered holders and non-ADP brokers, with courtesy copies to several institutional holders. Lexar stockholders will begin to receive these materials on Monday, June 12, 2006. All materials will be sent to Lexar stockholders using priority mail, rather than third class, or bulk, mailing as is customary in transactions of this type. Deliveries on Monday, June 12, 2006 will provide Lexar stockholders with at least three and one-half business days within which to consider the new material information prior to the reconvened special meeting, which is scheduled to occur at 2:00 p.m., local time (5:00 p.m. New York time) on Friday, June 16, 2006. Moreover, Lexar's proxy solicitor, Innisfree stands ready throughout the period prior to the reconvened special meeting to provide (electronically or otherwise) additional copies of the prospectus/proxy statement materials, and answer Lexar stockholders' questions about the transaction or the reconvened special meeting.

        4.     The special meeting permits voting by telephone and via the Internet. In light of the relative speed and ease of use of electronic voting, using the telephone or via the Internet, as compared to paper proxy cards, Lexar has provided for voting using the telephone or the Internet at the reconvened special meeting. Additionally, voting (including the casting of first-time ballots and revocation of earlier cast votes) by means of the telephone and Internet is available through 11:00 p.m., New York time, on June 15, 2006, the day before the reconvened special meeting. Moreover, as is customary for transactions of this type, Lexar holders of record may also vote or revoke a prior vote in person at the reconvened special meeting.

        Moreover, after the declaration by the Commission of the effectiveness of the Registration Statement later today, Lexar and Micron will issue a joint press release announcing the Commission's declaration, and informing Lexar stockholders that the prospectus/proxy statement materials will be available to them on Lexar's website; the parties will also file the release on Current Reports on Form 8-K on a timely basis.

In light of the foregoing, Lexar has concluded that its stockholders will have time for adequate dissemination to its stockholders of the new material information appearing in the Registration Statement filed on June 8, 2006 so as to permit the Lexar stockholders to (1) adequately assess the new information and changes to the transaction, and (2) change their voting decisions, if desired.

        If you have any further questions regarding this letter, please contact Celeste E. Greene at (415) 984-6460 or Gregory Roussel at (650) 335-7156.

Yours truly,
/s/ RODERIC W. LEWIS Vice President Legal Affairs, General Counsel and Corporate Secretary Micron Technology, Inc.
/s/ ERIC S. WHITAKER General Counsel Lexar Media, Inc.